UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 10, Maxeon Solar Technologies Ltd. (the “Company”) issued a press release announcing that Maxeon Americas, Inc., a wholly-owned subsidiary of the Company, has entered into a purchase agreement with MDS Investments LLC (“MDS”) for the purchase of approximately 160 acres of land in Albuquerque, New Mexico (the “Agreement”). It is anticipated that the land will serve as the site for the Company’s planned 3 gigawatt solar cell and module manufacturing facility. A copy of the press release is filed herewith as Exhibit 99.1.

In addition to the 160-acre purchase tract (the “Purchase Tract”), the Agreement also grants the Company option rights to purchase up to three additional parcels totaling approximately 265 acres (the “Option Tracts”). This additional acreage may be used by the Company to further expand its US-based manufacturing capacity or it may be used by the Company’s supply chain vendors to domicile production of solar module components. The Agreement contains common earnest money provisions, whereby the Company pays earnest money that is credited against the purchase price at closing. The Agreement also provides for the payment of a design fee and construction deposit to MDS whereby MDS is obligated to execute certain design and engineering works necessary for site infrastructure prior to closing. At closing, the design fee and any draws under the construction deposit are creditable to the Company against the purchase price.

The Agreement is also subject to certain conditions precedent to closing, including the Company’s ability to obtain financing sufficient to construct its planned facilities. The Agreement contains a due diligence provision that grants the Company time to perform reasonable due diligence activities on the Purchase Tract and also permits the Company to perform diligence on any Option Tract. Closing of the purchase is also contingent upon satisfactory agreement regarding the installation of critical infrastructure to the Purchase Tract. In the event conditions precedent are satisfied, but the Company does not consummate closing of the Agreement, earnest money as well as design fees and draws under the construction deposit would not be reimbursed to the Company. The Agreement contains standard terms and conditions regarding the free and clear title of the Purchase Tract and Option Tracts, subject to agreed exceptions. The Agreement also requires MDS’ cooperation concerning the acquisition and application of certain local incentives as well as an obligation to support the Company’s efforts to obtain financing to build this manufacturing facility. The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBITS

Exhibit        Title

99.1    Press release dated August 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 10, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer